FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

02 January, 2009

File no. 0-17630

           Directorate Change

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Directorate Change

N E W S      R E L E A S E

2 January 2009

CRH IMPLEMENTS PREVIOUSLY ANNOUNCED
BOARD CHANGES

CRH plc, the international building materials group, confirms that the following Board changes, announced during 2008, took effect from 1 January 2009.

Mr. Myles Lee succeeded Mr. Liam O'Mahony as Group Chief Excecutive. Mr. O'Mahony has accepted an invitation to continue as a member of the Board in a non-executive capacity.

Mr. Albert Manifold and Mr. Glenn Culpepper joined the CRH Board - Mr. Manifold taking on the new role of Group Chief Operating Officer and Mr. Culpepper succeeding Mr. Lee as Group Finance Director.

__________

CRH plc,
Belgard

Castle
, Clondalkin,
Dublin
 22,
Ireland
 TELEPHONE +353.1.4041000
Registered Office,
42 Fitzwilliam Square
,
Dublin
 2,
Ireland

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  02 January 2009

                                                    By: ___/s/ Glenn Culpepper___

G. Culpepper
                                                        Finance Director